UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.___ )*

Local Corporation
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

53954W104
(CUSIP Number)

April 11, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

(Continued on the Following Pages)

(Page 1 of 5)

CUSIP No. 53954W104                                                        13G                                                                                                                                  Page 2 of 5 Pages

1.      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               The Tail Wind Fund Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [ ]
         (b)  [ ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.      SOLE VOTING POWER

                1,616,915

6.      SHARED VOTING POWER

                     0

7.      SOLE DISPOSITIVE POWER

                1,616,915

8.      SHARED DISPOSITIVE POWER

                     0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,616,915

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*       [ ]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     6.6%

12.     TYPE OF REPORTING PERSON*

                     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 53954W104                                                         13G                                                                                                                                  Page 3 of 5 Pages

ITEM 1(a).      NAME OF ISSUER:

Local Corporation (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                7555 Irvine Center Drive, Irvine, California 92618

ITEM 2(a).      NAME OF PERSON FILING:

The name of the person filing this statement on Schedule 13G is The Tail Wind Fund Ltd. ("Tail Wind").  CIM Investment Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain (“CIM”), is the investment manager for The Tail Wind Fund Ltd., and James Morton is the controlling shareholder of CIM.  Each of CIM and James Morton expressly disclaims any equitable or beneficial ownership of the shares being registered hereunder and held by The Tail Wind Fund Ltd.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The Bank of Nova Scotia Trust Company (Bahamas) Ltd.
                Windermere House
                404 East Bay Street
                 P.O. Box SS-5539
                Nassau, Bahamas
               Attn:  Ngaire Strachan

ITEM 2(c).      CITIZENSHIP:

                The Tail Wind Fund Ltd. is a corporation duly formed under the laws of  the British Virgin Islands.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock

ITEM 2(e).      CUSIP NUMBER:

53954W104

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
        13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                (a)     [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act.

                (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

                (c)     [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

                (d)     [ ] Investment company registered under Section 8 of the Investment Company Act.

                (e)     [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

                (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

                (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

                (h)     [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                 (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                 (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

CUSIP No. 53954W104                                                         13G                                                                                                                                 Page 4 of 5 Pages

ITEM 4.  OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)    Amount beneficially owned:

The Tail Wind Fund Ltd. (“Tail Wind”) owns a total of 1,616,915 shares of Common Stock, including (i) 1,243,781 shares of Common Stock issuable upon conversion of $2,500,000 in principal amount of the issuer’s 7% Convertible Note Due April 11, 2015 issued to Tail Wind on April 11, 2013, and (ii) 373,134 shares of Common Stock issuable upon exercise of a Warrant issued to Tail Wind on such date.

        (b)   Percent of class:

Tail Wind’s beneficial ownership of 1,616,915 shares of Common Stock constitutes 6.6% of all the outstanding shares of Common Stock, based upon 22,877,526 shares of Common Stock outstanding as of April 10, 2013 as reported to us by the Issuer.

        (c)   Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote

1,616,915

                (ii)    Shared power to vote or to direct the vote

                              Not applicable.

                (iii)   Sole power to dispose or to direct the disposition of

1,616,915

                (iv)    Shared power to dispose or to direct the disposition of

                              Not applicable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY.

        Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

CUSIP No. 53954W104                                                         13G                                                                                                                                   Page 5 of 5 Pages

ITEM 10.        CERTIFICATION.

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any  transaction having that purpose or effect.

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

THE TAIL WIND FUND LTD.
Dated: April 22, 2013
By: /s/ Andrew P. MacKellar, Director
Andrew P. MacKellar, Director